FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____No  ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the completion of sale of previously-written off $100 million face-value USD 3-month LCMNER Index-Linked Note for a cash consideration of $34.6 million by JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on December 6, 2010.

JA Solar Announces Sales of Lehman LCMNER Index-Linked
Note for Cash Consideration of US$34.6 Million

SHANGHAI, Dec. 6, 2010 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has completed the sales of its previously-written off $100 million face-value USD 3-month LCMNER Index-Linked Note (“Lehman Notes") for a cash consideration of $34.6 million.

The sale of the Lehman Notes was conducted through a competitive bidding process with multiple bidders.  JA Solar had previously recorded a $100 million impairment loss against the investments in the third quarter of 2008. As a result, a $34.6 million gain will be recorded in the fourth quarter financial report and the impact to the fourth quarter 2010 EPS is estimated to be $0.21.

The $100 million worth of USD 3-Month LCMNER Index-Linked Note was issued by Lehman Brothers Treasury Co. B.V. incorporated in The Netherlands, guaranteed by Lehman.  As a result of the bankruptcy of Lehman Brothers and its affiliates, JA Solar had previously recorded a $100 million impairment adjustment against this investment.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal
Stapleton Communications
alexis@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang

Name:	Peng Fang

Title:	Chief Executive Officer

Date: December 6, 2010